

October 30, 2013

<u>Via E-mail</u>
Randal S. Milch
Executive Vice President – Public Policy and General Counsel
Verizon Communications Inc.
140 West Street
New York, NY 10007

> **Re: Verizon Communications Inc.**
> **Registration Statement on Form S-4**
> **Filed October 8, 2013**
> **File No. 333-191628**

Dear Mr. Milch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that in connection with your acquisition of Vodafone's indirect 45% ownership stake in Verizon Wireless, Vodafone will issue Class B shares and Class C shares to holders of Vodafone ordinary shares in accordance with the terms of the Vodafone scheme of arrangement. Please provide us with your analysis as to why the issuance of the Class B and Class C shares is not required to be registered pursuant to the Securities Act of 1933. As part of your analysis, please address (a) the tax implications of a U.K Vodafone investor choosing Class B or C shares; (b) the representation that U.S. Vodafone shareholders will not recognize gain or loss on the receipt of the Class C shares; and (c) the representation that U.S. Vodafone shareholders will receive the same tax treatment regardless of whether they receive Class B or C shares.

2. We encourage you to file all appendices with your next amendment or otherwise furnish to us all your appendices. We must review these documents before the registration

statement is declared effective, and we may have additional comments.

3. Please provide a brief statement comparing the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates and the votes required for approval of the proposed transaction by Verizon shareholders pursuant to Part A, Item 3(h) of Form S-4.

Transaction Structure, page 3

4. Please provide more detail regarding the scheme of arrangement here and on page 32, including Vodafone's plan to distribute the cash and share consideration to holders of Vodafone ordinary shares. In addition, please explain why the transaction was structured to distribute the Verizon shares directly to Vodafone's shareholders rather than Vodafone itself.

The Transaction, page 20

5. Please disclose Vodafone's reasons for the transaction.

Shareholder Approvals, page 33

6. Please specify the Vodafone shareholder approvals that must be obtained as a condition to completion of the transaction.

Certain United States Federal Income Tax Consequences to U.S. Holders, page 50

7. Tell us why the representations that (a) U.S. Vodafone shareholders will recognize no gain or loss on the receipt of the Class C shares and (b) for non-corporate U.S. Vodafone shareholders, the receipt of the Verizon shares is expected to constitute "qualified dividend income" are not material tax consequences requiring an opinion of tax counsel.

8. Please revise to address the purpose of the Vodafone share capital consolidation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director